Exhibit 99.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA.

8 May 2008

Imperial Tobacco Announces the Final Result of its Offer for Logista

The Spanish Securities and Exchange Commission, the Comisión Nacional del Mercado de Valores (“CNMV”) today published the final result of Imperial Tobacco’s Group PLC’s (“Imperial Tobacco”) mandatory cash offer for Compañía de Distribución Integral Logista, S.A.. (“Logista”) at €52.50 per share (the “Offer”). The Offer was made by Imperial Tobacco’s wholly-owned subsidiary, Altadis, S.A. (“Altadis”).

Valid acceptances were received in respect of 16,505,001 shares, representing 37.30% of Logista’s total issued share capital.

Prior to the Offer, Altadis owned 26,381,766 shares, representing 59.62% of Logista’s total issued share capital. Following the Offer, Altadis will own 42,886,767 shares representing 96.92% of Logista’s total issued share capital.

The settlement of the Offer consideration for the Logista shares which have been tendered in acceptance of the Offer, in total amounting to €866,512,552.50, is expected to take place on 13 May 2008.

Given the level of acceptances, Imperial Tobacco confirms its intention to use the squeeze-out mechanism available to it to compulsorily acquire all of the outstanding Logista shares at the same price of the Offer (€52.50 per share), subject to potential adjustments as described in the Offer prospectus. Imperial Tobacco will release shortly a further more detailed announcement with the details regarding the implementation of the squeeze-out mechanisms. The Logista shares will be de-listed from the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia following completion of the squeeze-out process.

Enquiries

Imperial Tobacco

Alex Parsons (Head of Corporate Communications)	Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)	Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)	Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)	Telephone: +44 (0) 117 933 7082

Citi (lead financial adviser to Imperial Tobacco)	Telephone: +44 (0) 20 7986 4000

Ian Carnegie-Brown

Ian Hart

Manuel Falco	Telephone: +34 (0) 91 538 4411

Citi, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Imperial Tobacco and no-one else in relation to the matters referred to in this announcement and will not be responsible to anyone other than Imperial Tobacco for providing the protections afforded to clients of Citi nor for providing advice in relation to these matters, the content of this announcement or any matter referred to in it.